UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

148411101

(Cusip Number)

Jonathan B. Mellin
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Jonathan B. Mellin and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,228,281 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
17.8% based on 23,777,280 shares of Common Stock outstanding as of November 3, 2015.

14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Jonathan B. Mellin

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
54,323
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			5,097,615
Each
Reporting		9.	Sole Dispositive Power:
Person			109,791
With

		10.	Shared Dispositive Power:
869,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,151,938 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
21.7% based on 23,777,280 shares of Common Stock outstanding as of November 3, 2015.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
33,471
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			4,228,281
Each
Reporting		9.	Sole Dispositive Power:
Person			33,471
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,261,752 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
17.9% based on 23,777,280 shares of Common Stock outstanding as of November 3, 2015.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
54,323
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			572,688
Each
Reporting		9.	Sole Dispositive Power:
Person			4,942,976
With

		10.	Shared Dispositive Power:
572,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,515,664 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
23.2% based on 23,777,280 shares of Common Stock outstanding as of November 3, 2015.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 13 (this “Amendment No. 13”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  Except as otherwise set forth herein, this Amendment No. 13 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 15, 2016, the Reporting Persons W.B. & Co. and FOM Corporation (collectively, the “Equity Holders”) entered into an agreement with the Company (the “Equity Holder Support Agreement”) pursuant to which such Equity Holders have agreed to vote all shares of the Company’s common stock that they beneficially own to approve such matters as are reasonably necessary or appropriate to obtain approval of the the refinancing transactions described below, if the approval of the holders of the Company’s common stock is sought to effectuate any component of the refinancing transactions. The general partners of W. B. & Co. are Jonathan B. Mellin and Reuben S. Donnelley, who share voting power with respect to shares beneficially owned by W. B. & Co. Messrs. Mellin and Donnelley serve as directors of the Company.

The refinancing transactions are comprised of a series of transactions, including the following: (a) a private exchange offer in which the Company will offer to issue new 12.75% Senior Secured Notes due 2018 (such notes, the “New Secured Notes”) in exchange for the Company’s outstanding 12.75% Senior Notes due 2016 (the “Existing Secured Notes”), (b) a consent solicitation (the “Consent Solicitation”) to effectuate certain amendments to the indenture governing the Existing Secured Notes, including, without limitation, the elimination of certain restrictive covenants and the release of all liens on the collateral securing the Existing Secured Notes and related guarantees and obligations, (c) a number of private exchanges in which the Company will issue new 5.00% Senior Secured Convertible Notes due 2019 (such notes, the “New Convertible Notes”) to certain noteholders in exchange for their outstanding 7.00% Convertible Senior Notes due 2017 (the “Existing Convertible Notes”) and (d) a registered exchange offer in which the Company will offer to issue New Convertible Notes to all holders of outstanding Existing Convertible Notes other than the noteholders who participated in the private exchange.

Each of the Reporting Persons has agreed not to sell, transfer, assign or otherwise dispose of any ownership (including beneficial ownership) of any shares of the Company’s common stock during the term of the Equity Holder Support Agreement, subject to certain exceptions.

The foregoing description of the terms of the Equity Holder Support Agreements is not complete and is qualified in its entirety by reference to the text of the Form Equity Holder Support Agreement, which is referenced as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1 Form of Equity Holder Support Agreement dated January 15, 2016 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on January 15, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2016	W.B. & Co.
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin General Partner
February 4, 2016	/s/ Jonathan B. Mellin
Jonathan B. Mellin
February 4, 2016	/s/ Reuben S. Donnelley
Reuben S. Donnelley
February 4, 2016	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President